

February 20, 2025

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, Indiana 46038

> **Re: Arrive AI Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 27, 2025**
> **File No. 333-284042**

Dear Daniel S. O'Toole:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 27, 2025
Risk Factors
If we materially breach the Exclusive Patent License Agreement..., page 13

1.   We note that you added this risk factor in response to prior comment 7. Please revise to remove the mitigating language "[a]lthough unlikely to happen" as it mitigates the risk presented here. Additionally, please appropriately state the risk to investors if Mr. O'Toole terminates the Exclusive Patent License Agreement.

Business, page 31

2.   We note your amended disclosure in response to prior comment 3 and we reissue in part. With respect to your customer agreements/SOWs and your agreements for installing AP3 units that you plan to provide to MaaS in 2025, please revise to

disclose the material terms of such agreements. To the extent that you believe certain portions of the agreements are confidential, please consider using Rule 83 to request confidential treatment of information or Item 601(b)(10)(iv) to make certain redactions.

3.   We note your amended disclosure in response to prior comment 2. To the extent material, please revise to describe the various types of software that you anticipate using in your business. Make it clear, if true, that you do not currently and may never use such software because its use is aspirational in nature.

Executive and Director Compensation, page 52

4.   Please revise to include the disclosure required for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Principal and Registered Stockholders, page 57

5.   We note your amended disclosure in response to prior comment 8. Please individually identify and provide the holdings of the "affiliates to the Company or considered insiders" that hold in the aggregate 552,484 of the shares included in the "All Other Stockholders" group.

Plan of Distribution, page 61

6.   We note your amended disclosure in response to prior comment 1, however you did not update your Plan of Distribution disclosure as requested. In this section, please revise to state that the shares you are registering represent 100% of the company's currently issued and outstanding common stock and that all such shares may be freely sold upon effectiveness of the registration statement. State that none of your outstanding shares may be freely sold in reliance on an exemption from registration such as Rule 144 at this time.

Exhibit Index
Exhibit 23.1, page II-5

7.   Please have the consent revised to refer to the correct registration form being filed.

        Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Joseph Lucosky